Clarification of the news report regarding CHT's base station procurement seven times more expensive

Date of events: 2014/01/20
Contents:
1. Date of occurrence of the event: 2014/01/19
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Apple Daily

6.	Content of the report: CHT's base station procurement seven times more expensive.

7.	Cause of occurrence: The Company procured a batch of ” 2013 The 3rd generation wireless communication expansion project” totaled

NT$3.88billion on Nov. 6, 2013. The procurement included:(1) 1000 base stations, (2)The expansion of existing Core networks, (3)The function upgrading and capacity expansion of RNCiRadio Network ControllerjAAR iAccess Routerjand RAN OSSiRadio Access Network Operation Supporting Systemj, (4) The expansion of base station extension module and capacity, (5) The function upgrading and capacity expansion of High Speed Packet Access, (6)Antenna and radio frequency feeder cable, (7)Labor service, warranty, training and transportation fees. It is overestimated to divide total procurement amount by 1000 as base station unit price.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The Company's procurement procedure always follows

”Chunghwa Telecom procurement regulations” approved by the Board.